RECEIVED

2005 OCT 27 P 3:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED

05012106

File No. 82-4959

Date: 17 OCT 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED

OCT 31 2005

THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/27

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

INCREASE IN PAID-UP SHARE CAPITAL OF SUBSIDIARY COMPANY

The Company wishes to announce that its wholly-owned subsidiary, Allgreen Properties (Shanghai) Pte. Ltd. has on 13 October 2005, increased its paid-up share capital from S$2 to S$4,300,000 by the issuance and allotment of 4,299,998 ordinary shares of S$1 each to the Company.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
17 OCTOBER 2005

ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

DATE OF RELEASE OF THIRD QUARTER 2005 FINANCIAL RESULTS

The Company wishes to advise that it intends to release its unaudited results for Third Quarter 2005 on or about 11 November 2005.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
17 OCTOBER 2005